UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41829

Primech Holdings Ltd.

60 MacPherson Road,

Siemens Centre, #04-08,

Singapore 348615

+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On October 14, 2026, Primech Holdings Ltd (the “Company”) held the Company’s Annual General Meeting of Shareholders (the “AGM”) at 60 MacPherson Road, Siemens Centre, #04-08, Singapore 348615. On August 20, 2026 (the “Record Date”), the record date for the AGM, there were 38,417,987 of the Company’s ordinary shares (the “Ordinary Shares”) and 3,000,000 Class B Preference Shares issued and outstanding and entitled to vote at the AGM. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of each Ordinary Share held by such holder and each holder of the Class B Preference Share is entitled to ten votes in respect of each Class B Preference Share held by such holder on the Record Date. Eleven items of business were acted upon by the Company’s shareholders at the AGM, each of which was approved by the shareholders.

1. Shareholders approved receiving and adopting the Directors’ Statement, the audited financial statements of the Company for the financial year ended March 31, 2026. The voting results were as follows:

For (Ordinary Shares)	For (Class B Preference Shares)	Against	Abstain
31,506,352	30,000,000	21	2,500

2. Shareholders approved receiving and adopting the audited financial statements in relation to Form 20-F for the financial year ended March 31, 2026. The voting results were as follows:

For (Ordinary Shares)	For (Class B Preference Shares)	Against	Abstain
31,506,351	30,000,000	22	2,500

3. Shareholders approved the re-election of the following Directors who are retiring by rotation pursuant to Regulation 88 of the Constitution of the Company and who, being eligible, offer themselves for re-election as Directors. The voting results were as follows:

	For (Ordinary Shares)	For (Class B Preference Shares)	Against	Abstain
Kin Wai Ho	31,505,181	0	3,652	30,000,040
Yuen Poi Lam William	31,505,180	30,000,000	3,653	40

4. Shareholders approved payment of Directors’ fees of US$155,000 for the financial year ended March 31, 2026. The voting results were as follows:

For (Ordinary Shares)	For (Class B Preference Shares)	Against	Abstain
31,505,128	30,000,000	1,157	2,588

5. Shareholders approved the appointment of Weinberg & Co. LA, LLP, as auditor of the Company for the financial year ending March 31, 2027 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion. The voting results were as follows:

For (Ordinary Shares)	For (Class B Preference Shares)	Against	Abstain
31,507,812	30,000,000	1,031	30

6. Shareholders approved the appointment of M/s Paul Wan & Co, as auditor of the Company for the financial year ending March 31, 2027 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion. The voting results were as follows:

For (Ordinary Shares)	For (Class B Preference Shares)	Against	Abstain
31,507,749	30,000,000	1,094	30

7. Shareholders approved to adjourn the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and/or Proposal Six. The voting results were as follows:

For (Ordinary Shares)	For (Class B Preference Shares)	Against	Abstain
31,505,127	30,000,000	1,206	2,540

8. Shareholders approved to authorize the Directors to issue Ordinary Shares and make or grant offers, agreements or options that might or would require the issuance of Ordinary Shares, including under the Primech 2025 Employee Incentive Plan. The voting results were as follows:

For (Ordinary Shares)	For (Class B Preference Shares)	Against	Abstain
31,492,163	30,000,000	14,174	2,536

9. Shareholders approved to authorize the Directors to consolidate: (i) every two hundred (200) issued ordinary shares in the capital of the Company (or such lesser whole share amount as the Directors may determine, such amount not to be less than two (2)) into one (1) ordinary share of the Company; and (ii) every two hundred (200) issued Class B Preference Shares in the capital of the Company (or such lesser whole share amount as the Directors may determine, such amount not to be less than two (2)) into one (1) Class B Preference Share of the Company, provided that any such share consolidation undertaken must be in respect of both issued ordinary shares and issued Class B Preference Shares, and at the equivalent consolidation ratio for both classes of shares. The voting results were as follows:

For (Ordinary Shares)	For (Class B Preference Shares)	Against	Abstain
31,505,022	0	1,351	30,002,500

10. Shareholders approved to authorize the Directors to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the “Shares”) not exceeding 20% of the issued Shares (excluding treasury shares and subsidiary holdings), at such price(s) not exceeding the highest independent bid or the last independent transaction price, whichever is higher, of the Shares quoted on the Nasdaq Capital Market (“Nasdaq”), as the case may be, by way of an on-market purchase transacted on the Nasdaq as may be determined or formulated by the Directors as they consider fit, and shall satisfy all the conditions prescribed by the Singapore Companies Act 1967, and otherwise in accordance with all other laws, regulations and listing rules of Nasdaq as may for the time being be applicable. The voting results were as follows:

For (Ordinary Shares)	For (Class B Preference Shares)	Against	Abstain
31,505,217	30,000,000	1,156	2,500

11. Shareholders approved to authorize the Directors to issue to Kin Wai Ho, in aggregate, up to such number of Class B Preference Shares equivalent to 10% of issued Ordinary Shares from time to time and make or grant offers, agreements or options that might or would require the issuance of Class B Preference Shares to Kin Wai Ho. The voting results were as follows:

For (Ordinary Shares)	For (Class B Preference Shares)	Against	Abstain
31,492,210	0	14,133	30,002,530

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: October 16, 2026	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

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